Exhibit 27

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 17 April 2025, the Company granted awards of British American Tobacco p.l.c. 25p ordinary shares (the "Shares") to the Executive Directors listed below under the British American Tobacco Performance Share Plan at an award price of 3,179 pence per Share.  The awards will vest to the extent that the performance condition is satisfied at the end of the three-year performance period and will be released following an additional holding period of two years. The maximum number of shares comprised in the awards granted to the Participants which could vest if the performance conditions are met in full is shown under the name of each Participant set out below:

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the British American Tobacco Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.79	261,214

d)	Aggregated information - Aggregated volume - Price	261,214 £8,303,993.06
e)	Date of the transaction	2025-04-17
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Soraya Benchikh
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the British American Tobacco Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.79	113,243

d)	Aggregated information - Aggregated volume - Price	113,243 £3,599,994.97
e)	Date of the transaction	2025-04-17
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 22 April 2025